Exhibit 2.1

Description of the Registrant’s Securities

Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

General

The Company is a privately held corporation (sociedade anônima de capital fechado) of indefinite term incorporated under the laws of the Federative Republic of Brazil on November 26, 1998. The Company has its headquarters and legal jurisdiction in the City of Barueri, State of São Paulo, at Avenida Tamboré, 267, Edifício Canopus Corporate Alphaville, 15th floor, Torre Sul, unit 151-A Parte, Zip Code 06460-000, Brazil, enrolled with the Brazilian taxpayers’ registry (Cadastro Nacional de Pessoas Jurídicas—CNPJ) under No. 02.577.445/0001-64. The Company is governed by the laws of Brazil and the Bylaws.

The following description of our capital stock is a summary and does not purport to be complete.

Corporate Purpose

The corporate purposes of the Company are: (i) analysis, examinations, research, compilation, data collection and provision of information of any nature, as well as the provision of credit analysis and protection services, using tools and applications to support the management of the customer portfolio, the decision and management of credit, collection and risk; (ii) analysis, development, customization and commercialization of tools and applications to support the management of customer portfolios, credit and risk management; (iii) licensing or assignment of right to use credit and risk management tools, applications and software developments; (iv) provision of support and maintenance services for tools, applications and development of credit and risk management software; (v) consultancy for the development of decision, credit, risk and credit management solutions; and (vi) participation in other companies, as partner or shareholder.

Share Capital

The share capital of the Company, fully subscribed and paid in national currency and assets, is R$2,749,351,000, divided into (a) 10,858,270 common shares with no par value, and (b) 1,313,345 preferred shares with no par value.

All Company shares are book-entry and, on behalf of their holders, are kept in a deposit account at a financial institution, without issuing certificates.

Minority Shareholders

Shareholders who received common shares issued by the Company in exchange for the redemption of their Boa Vista shares in the Transaction, pursuant to resolutions taken within the scope of the extraordinary general meetings held on June 29, 2023 and August 7, 2023, are called “Minority Shareholders.” The rights of our Minority Shareholders may only be amended by a vote of the majority of the Minority Shareholders.

General Meetings

The shareholders’ general meetings (“General Meetings,” including ordinary general meetings and extraordinary general meetings) are called and held in accordance with the Bylaws, the Brazilian Corporations Law and other applicable legal provisions. An ordinary general meeting must be held within the first four months following the end of each fiscal year, for discussion, voting and approval of the matters provided for in Article 132 of the Brazilian Corporations Law. An extraordinary general meeting may be held whenever necessary.

The General Meetings will be called by the board of directors. Under the Brazilian Corporations Law, General Meetings may be called (i) by the fiscal council, if the board of directors delays calling the meeting for more than 30 days (in case of ordinary shareholders’ general meeting), or whenever there are serious and urgent reasons (in case of extraordinary shareholders’ general meeting), (ii) by any shareholder if the board of directors delays calling the meeting for more than 60 days, or (iii) by shareholders representing at least 5% of the voting capital when the management delays calling the meeting for more than eight days.

The General Meetings are conducted in accordance with applicable laws and are presided by the Chairman of the board of directors, or in the Chairman’s absence, by an individual appointed by the shareholders present. The person presiding over the General Meetings is responsible for selecting the secretary of the General Meeting.

The minutes of the General Meetings are prepared and can be signed electronically, ensuring the identification of the signatories. Shareholders are entitled to be represented at the General Meetings through an attorney-in-fact, granted the necessary authority in compliance with the stipulations of Article 126, Paragraph 1 of the Brazilian Corporations Law.

Dividend Policy

The Company’s dividend policy is to issue dividends amounting to a minimum of 25% of the distributable annual adjusted net profits, payable pro rata to its shareholders in accordance with their respective participation in the capital stock of the Company at the time dividends are declared; provided, however, that: (i) the board of directors of the Company may, to the extent required to finance investments or other expenditure provided in the business plan of the Company (as amended) or as otherwise decided by the Board, determine in respect of any particular period, that less than the minimum (including no) dividends will be paid; (ii) to the extent required by law, any such determination would be subject to the approval of the shareholders of the Company; and (iii) in the event shareholder approval is sought for any determination in respect of dividends, all shareholders must vote all of their shares in the same manner as the majority shareholder of the Company votes on such matter.

Shareholder Voting Rights

All shareholder votes must be decided by a simple majority of votes among those present, not counting blank votes.

For so long as any Minority Shareholder of the Company holds common shares representing at least 5% of our common shares (a “Minimum Interest”), the following matters require the affirmative vote of a majority of shares held by Minority Shareholders in addition to approval by a simple majority:

•	material changes to corporate purposes of the Company or Boa Vista;

•	repurchase or redemption of shares issued by the Company and held by EFX or its affiliates;

•	change of the dividend policy of the Company;

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approval of any equity compensation plan of the Company or Boa Vista (in each case, to the extent it represents a dilution of more than 3% of the total issued and outstanding capital of the Company or Boa Vista, as the case may be);

•	liquidation, dissolution or filing for restructuring or bankruptcy of the Company or Boa Vista (other than the liquidation or other succession of Boa Vista or its business into the Company);

•	approval of the valuation of in kind contributions to the capital stock of the Company or Boa Vista by EFX or its affiliates; and

•	amendments to the Bylaws of the Company that result in a material, negative and disproportionate impact on the rights of the Minority Shareholders.

Share Transfer Restrictions

Shares held by the Minority Shareholders are non-transferable without the prior written consent of EFX, except pursuant to certain put and call rights as described below, until the later of 12 years from the closing of the Transaction or until no shareholder (other than EFX or its affiliates) continues to hold a Minimum Interest. During such time, Minority Shareholders also may not pledge or encumber their shares in any way or transfer or grant any rights associated with the shares to any third party. These restrictions do not apply to the purchase and sale of shares among Minority Shareholders.

Drag-Along and Tag-Along Rights

In the event of a sale of a majority of the shares of the Company to a bona fide unaffiliated third party, EFX will have drag-along rights allowing it to force all Minority Shareholders to sell their shares on a pro rata basis (and each of the Minority Shareholders will have the right to force EFX to drag all of the shares held by Minority Shareholders), at the same price and on the same terms and conditions as agreed by EFX. If the consideration offered by the buyer is anything other than cash or cash equivalents, at the request of the relevant Minority Shareholders, EFX will ensure that the Minority Shareholders receive cash or cash equivalents equal in value to the consideration offered by the buyer. If, within 60 days following the closing of the drag-along sale, the Minority Shareholders (by majority vote) conclude that the price received in such drag-along sale was less than fair market value, such Minority Shareholders will be entitled to challenge such price received and, if it is determined that such price was less than fair market value, will be entitled to receive from EFX the difference between the amount paid in the transaction and such fair market value.

The Minority Shareholders have tag-along rights allowing them to participate on a pro rata basis (or, at the discretion of the Minority Shareholders, in respect of all shares held by them) in any sale of a majority of the shares of the Company by EFX to a third party.

In any event, unless all of the shares of the Company are sold, the sale by EFX of shares of the Company to any third party, including pursuant to a corporate restructuring, will not affect the rights of the Minority Shareholders provided in the Bylaws.

Preemptive Rights

All shareholders have preemptive rights allowing them the right to buy a pro rata portion (based on their ownership interest) of any future stock issuances of the Company, subject to customary exceptions.

Put Option Rights

Each Minority Shareholder has the right to sell its common shares, free and clear of any liens, to EFX at fair market value (the “Put Option”). The Put Option may be exercised only during certain periods described in our Bylaws, including certain 30-day periods after the 5th, 7th, 10th and 12th anniversary of the closing of the Transaction or after such time that EFX defaults on any public or private indebtedness. The exercise of a Put Option is subject to other limitations more fully described in our Bylaws, including the requirement that the Put Option be with respect to at least 33.3% of the common shares of the Company not owned by EFX.

Call Option Rights

EFX has the right to purchase, free and clear of any liens, all (but not less than all) of the common shares held by each Minority Shareholder at fair market value (the “Call Option”). The Call Option may be exercised only during certain periods described in our Bylaws, the first such period beginning 30 days after the 10th anniversary of the closing of the Transaction and ending on the 13th anniversary of the closing of the Transaction. Exercise of the Call Option is subject to other limitations more fully described in our Bylaws.

Liquidation

The Company will be liquidated upon the occurrence of certain events provided for in the Brazilian Corporations Law and other applicable legal provisions, whereupon a General Meeting will appoint the liquidator(s) and the members of our fiscal council, who will oversee the liquidation process, ensuring compliance with all relevant legal formalities.

Withdrawal Rights

According to Brazilian corporate law, minority shareholders are entitled to withdrawal rights if they dissent from the approval of the following actions at any shareholders’ meeting: (i) the creation of common shares with plural vote; (ii) the inclusion of provision in the bylaws submitting any dispute to arbitration, except in the event our shares become widely held and liquid or if the arbitration provision is required for the negotiation of our securities in the stock market or over-the-counter market that requires a minimum shareholding dispersion of 25% of the shares of each type or class; (iii) creation of preferred shares or increase in the class of existing preferred shares, without maintaining proportion with other classes of preferred shares, except if in accordance with the bylaws; (iv) change in the preferences, advantages or conditions for the redemption or amortization of one or more classes of preferred shares, or creation of a new, more favored class; (v) the redistribution of assets and liabilities (pursuant to the conditions described below); (vi) reduction in our mandatory dividends; (vii) change of our corporate form or purpose; (viii) our merger into, or consolidation with, another company (as described below); and (ix) our participation in a corporate group, as defined in Brazilian corporate law, except in the event our shares become widely held and liquid, as described below; or (x) our acquisition of the control of any company, if the acquisition price exceeds the limits established by Brazilian corporate law, except in the event our shares are widely held and liquid, as described below.

The withdrawal rights derived from items (iii) and (iv) above may be exercised only by the holder of shares of the type or class negatively affected by the approval of the resolution.

The redistribution of assets and liabilities will only trigger withdrawal rights if it results in one of the following: (i) a change in our corporate purpose, unless the spun-off assets and liabilities are transferred to an entity whose principal business purpose is consistent with our corporate purpose; (ii) a reduction of the minimum mandatory dividend to be paid to shareholders; or (iii) our participation in a corporate group (as defined in Brazilian corporate law).

In cases where we: (i) merge into, or consolidate with, another company; (ii) become part of a corporate group (as defined in Brazilian corporate law); (iii) acquire all shares of a company in order to make such company our wholly-owned subsidiary, or our shareholders sell all of our shares to another company in order to make us a whollyowned subsidiary of such company, pursuant to Article 252 of Brazilian corporate law; or (iv) acquire control of any company at an acquisition price that exceeds the limits established under Article 256, paragraph 2 of Brazilian corporate law, our shareholders will not be entitled to withdrawal rights, if our common shares are (a) part of the Bovespa Index or another stock exchange index, as defined by the CVM; and (b) widely held, such that any controlling shareholders and their affiliates jointly hold less than 50% of the type or series of shares being withdrawn.

The right to withdraw expires 30 days after the publication of the minutes of the relevant shareholders’ meeting. We are entitled to reconsider any action giving rise to withdrawal rights for 10 days after the expiration of the aforementioned period if we determine that the redemption of the shares of dissenting shareholders would jeopardize our financial situation.

Article 45 of Brazilian corporate law describes the amounts to be paid to shareholders who exercise their withdrawal rights. As a general rule, the withdrawing shareholder will receive the value of the shares, based on the most recent audited balance sheet approved by our shareholders, or, if lower, the economic value of the shares, based on an evaluation report prepared in accordance with Brazilian corporate law. If the resolution giving rise to withdrawal rights is passed more than 60 days after the date of our most recent balance sheet, dissenting shareholders may request that the shares be valued in accordance with a new balance sheet dated no more than 60 days prior to the date of the resolution. In such case, we are obligated to pay 80% of the share value according to the most recent balance sheet approved by our shareholders, and the balance within 120 days following the date of the resolution of the shareholders’ meeting that gave rise to the withdrawal rights.

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